                        PEMBRIDGE CAPITAL MANAGEMENT LLC
                          708 THIRD AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 557-6150

                                  May 26, 2006

Mr. Michael Pressman
Special Counsel
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      RE:      THE TOPPS COMPANY INC. ("TOPPS" OR THE "COMPANY")
               PREC 14A FILED MAY 18, 2006
               ADDITIONAL SOLICITING MATERIALS FILED MAY 16, 18, 19 AND 22, 2006
               BY PEMBRIDGE VALUE OPPORTUNITY FUND, LP, ET AL
               FILE NO. 0-15817

               SCHEDULE 13D FILED MAY 19, 2006
               BY PEMBRIDGE VALUE OPPORTUNITY FUND, LP, ET AL
               FILE NO. 5-38528

Dear Mr. Pressman:

Reference is made to the  Preliminary  Proxy Statement filed on form PREC 14A on
May 18, 2006 (the "Proxy Statement"),  the Additional Soliciting Materials filed
May 16, 18, 19 and 22, 2006 (the "Soliciting  Materials") and Schedule 13D filed
May 19, 2006 (the "13D"),  each with the Securities and Exchange Commission (the
"Commission")  by  Pembridge  Value  Opportunity  Fund  LP   ("Pembridge"),   in
connection  with the  solicitation  of proxies by the Topps Full Value Committee
(the  "Committee")  from the  stockholders  of the  Company  for use at the 2006
Annual Meeting of Stockholders (the "2006 Annual Meeting").

We  acknowledge  receipt of the letter of  comment  dated May 25,  2006 from the
Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed  the Comment  Letter  with the  Committee  and  provide  the  following supplemental response on its behalf. Submitted for your review are two copies of
(i) a  memorandum,  attached as ANNEX A hereto,  setting  forth the  Committee's responses to your comments and (ii) supplemental  materials (ATTACHED THERETO AS
EXHIBITS A AND B) in response to certain of the comments.  For your convenience, each of the numbered  paragraphs in ANNEX A corresponds to the numbered  comment in the Staff's comment letter.

In connection with responding to the Staff's comments,  a certificate  signed by each of the participants  containing the three acknowledgments  requested by the
Staff is attached hereto.

The Staff is invited to contact the  undersigned  with any comments or questions it may have. We would  appreciate your prompt advice as to whether the Staff has any further comments.

                                                Very truly yours,

                                                PEMBRIDGE CAPITAL MANAGEMENT LLC

                                                By: /s/ Timothy E. Brog
                                                    ----------------------------
                                                    Timothy E. Brog
                                                    President

                                                                         ANNEX A

                PEMBRIDGE'S RESPONSES ON BEHALF OF THE COMMITTEE
                    TO SEC COMMENT LETTER DATED MAY 25, 2006

SCHEDULE 14A

    1.   The  Committee  presently  intends  to wait for the  Company to provide certain  information,  including a time, date, location and record date for the 2006  Annual  Meeting  before  mailing its Proxy  Statement  to stockholders.  If the  Committee  decides  to mail its Proxy  Statement prior to the receipt of this information,  it will provide supplemental disclosure  advising how it intends to update its disclosure to include such information.

REASONS FOR OUR SOLICITATION, PAGE 8

    2.   The statement  "We feel that such a response to our valid,  non-binding stockholder  proposals  is  an  attempt  by  the  Company  to  use  its
         interpretation   of  our  language  to  avoid   accountability  to  its
         stockholders  and  demonstrates a continuing  effort by the Topps Board and management to disenfranchise  its stockholders" has been revised so as not to  "directly  or  indirectly  impugn  character,  integrity  or personal  reputation  or make  charges of illegal,  improper or immoral conduct without factual foundation."

         Per your request,  attached  hereto as Exhibit A is a copy of the April
         25  notification  letter  (the  "April  25  Letter").  The  Committee's characterization  of the  effects,  if  approved,  of  its  non-binding proposals in the April 25 Letter and in the Soliciting  Materials filed
         April 26, 2006 is based upon the  non-binding  proposals being approved first by a resolution of the Topps Board and subsequently approved by a vote of  stockholders  at a  special  meeting  or  annual  meeting,  in accordance  with  Delaware law, and was not intended to imply that such precatory  proposals would have immediate,  binding effects if approved by a vote of stockholders at the 2006 Annual Meeting.

THE BOARD OF DIRECTORS HAS OVERSEEN A DETERIORATION OF THE OPERATING  RESULTS OF
THE COMPANY, PAGE 8

    3.   The  disclosure  has been revised as requested in the Proxy  Statement.
         The Committee  does not believe that the 2002  operational  results are atypical or  out-of-line  due to the ephemeral  popularity of a certain product line and feels that operational results over a five-year period provide a customary and effective basis for comparison.

         Here are some  figures  tending to support  its belief that fiscal 2002 results are not  atypical.  For the twelve  months ended March 2, 2002, net sales were $302.9 million,  as compared to $439.3 million in fiscal
         2001.  Total Pokemon sales for fiscal 2002 were $24.1 million  compared with $179.6 million for fiscal 2001.  Income from operations for fiscal
         2002 was $36.6  million,  compared with $121.9 million for fiscal 2001.
         Net income was $28.5 million, or $0.64 per diluted share, compared with
         $88.5 million, or $1.91 per diluted share, in fiscal 2001.

IN FACT, THE COMPANY HAS BEEN SO POORLY MANAGED....PAGE 8

    4.   The  disclosure  has been revised to clarify the point the Committee is making without  implying that the Company has  consistently  lost money over the past several years.

EXCESSIVE COMPENSATION TO MANAGEMENT, PAGE 9

    5.   The  Committee  has  revised  the  header of this  section  to refer to
         "salary" of  management  and has revised its  disclosure to explain why the Committee is not discussing total compensation.

THE TOPPS BOARD: LACK OF ACCOUNTABILITY...PAGE 10

    6.   The disclosure has been revised on p.10 and in proposal 2 as requested.

    7.   The Committee is supplementally disclosing to the Staff support for its
         beliefs  that  there  have  been  "poor   allocations   of  capital  by
         management"  and "a  series of  operational  missteps."  The  Committee believes that it is inappropriate for a public company such as Topps to keep such a large  amount of cash on hand for a  substantial  period of time.  The Committee  believes that such cash should either be returned to stockholders  through  dividends or stock buybacks or should be used to make attractive acquisitions.

         In FY ending  2002,  Topps had  approximately  $121 million of cash and cash equivalents and no long-term debt. Over the past five years, Topps has averaged  approximately $103.4 million of cash and cash equivalents and no long-term debt. During this same time period interest rates have been at historical lows.

         At the end of FY2006, Topps had over $81 million in Cash and Short Term
         Investments on its balance sheet. This figure represented approximately
         24% of Topps' equity market value immediately prior to the announcement by Pembridge of its  intention to solicit  proxies.  The Cash and Short
         Term Investments  earned an after tax return of  approximately  3.1% in
         FY2006,  a result  similar  to  FY2005.  These  results  are  obviously considerably below appropriate  returns for equity investors and a poor use of their capital.

         The Committee  believes that such poor  allocation of capital is a part of a series of operational  missteps that have led to a decline in both the stock price and operational performance of the Company.

    8.   The Committee has expanded its  disclosure as requested to explain what it means by "new  bylaws  or  amended  bylaws."  Please  note that "new bylaws or amended  bylaws" do not refer to any current  bylaws or bylaw proposals,  but refer to any "new  bylaws or amended  bylaws"  that the
         Topps  Board may  enact  between  now and the 2006  Annual  Meeting  to intentionally  frustrate the intent of the Committee in seeking to have
         the  Nominees  elected  and  the  non-binding   proposals  approved  by
         stockholders.

TOPPS FULL VALUE COMMITTEE IS COMMITTED....PAGE 11

    9.   The Committee has deleted the statement that "Both  Pembridge Value and
         Crescendo Partners II each own significantly more Shares than any other director, except for one" and has replaced it with "Pembridge Value and
         Crescendo  Partners II are significant  stockholders of the Company" so as to remove any comparison of stock  ownership of the Company  between the Committee and current Topps' directors.

CURRENT BOARD OF DIRECTORS IS TRYING TO FRUSTRATE....PAGE12

   10.   The  Committee  has revised the header of this  section to read "Recent events have raised our concern that the current  Board of Directors may be trying to frustrate  our efforts to let  stockholders  have a say in their  company's  future." Please note that the disclosure to which you refer is  merely a  reiteration  of  language  sent in a letter  by the
         Committee  to the Topps  Board and as such is not  setting  forth a new opinion or belief of the  Committee.  The  Committee  has  revised  the disclosure to delete the reference to the Company's postponement of the record date and annual  meeting  date as part of an "overall  pattern."
         Through broker searches, the Committee has learned that the Company has at least on one occasion  postponed the record date and annual  meeting date. In fact, the Company has yet to publicly announce its record date or annual meeting date. While the Committee  understands that there may be several  reasons for postponing  these dates, in the context of this contested  proxy  solicitation  in which the Company has made  baseless claims of certain  defects  in the  Committee's  nomination  notice and supplement  and has  publicly  lashed  out at  certain  members  of the
         Committee,  the  Committee  is of the belief that the  postponement  is designed to manipulate  the voting  process and frustrate the intent of the Committee.

ELECTION OF DIRECTORS, PAGE 15

   11.   The  Committee  has revised the  statetment  "Since the  Committee is a significant  stockholder of the Company,  the interests of our Nominees are aligned with all stockholders" to de-emphasize the implication that the Nominees are significant stockholders,  themselves. The Nominees do not have separate duties to Pembridge Value or Crescendo Partners II if elected to serve as directors.

   12.   The Committee has expanded its  disclosure as requested to clarify that it has no  specific  plans at this  time to  enhance  the  value of the
         Company for its stockholders.

DFAN 14A FILED MAY 18, 2006

   13.   The  "personal  attacks" to which Mr.  Rosenfeld  was referring are the attacks on Mr.  Brog and Mr.  Jones in both the  Company's  preliminary proxy  statement filed with the Commission on May 11, 2006 and again in a press  release  issued by the Company on that same day. The Committee feels  that  Topps  took an  unfair  "shot"  at Mr.  Brog by using  its
         mis-interpretation   of  Pembridge  Value's  non-binding  proposals  to
         question Mr.  Brog's  "level of care" and  abilities as an attorney and thereby publicly impugned his personal  reputation.  The Committee also believes  that the Company took another  unfair "shot" at the Committee and Mr.  Jones by calling to attention a past  bankruptcy  petition and implication  of an  omission of  information,  when the  Committee  has evaluated such  information and has concluded that such  information is not material to an  evaluation  of Mr.  Jones'  ability or integrity to serve as a director of the Company.

DFAN 14A FILED MAY 19, 2006

   14.   The  Committee did not file such news articles on the date of first use since the  Committee  only became aware of the news articles at a later date.  The Committee has since taken steps to ensure that news articles containing  quoted  material of a  Committee  member are filed with the
         Commission on the date first published.

   15.   Mr. Brog's statement that  "shareholders  were very  disappointed  when
         Topps  failed to sell their  confectionary  business  last year" can be best  explained  by looking at the stock  price of the Company on dates before and after the Company's  announcement that it had terminated the sale process.  Attached hereto as Exhibit B is supplemental information supporting the statement,  which shows a decline in the Company's stock price from approximately $10 per share before rumors began to circulate
         that  the  Company  was  going  to   terminate   the  sale  process  to
         approximately  $7.20 per share on November 1, 2005,  approximately  six weeks after the Company  announced the  termination.  To the Committee, this  decline  in stock  price  speaks  for the  disappointment  of the
         Company's  shareholders  after  learning  that the sale process for the confectionary business was halted.

   16.   Pembridge  Value  received the same comment to  disclosure  in a filing made with the Commission  during its 2005 proxy  solicitation.  At that time, Pembridge Value responded by providing  supplemental  information supporting  such  statement.  The following is updated  disclosure that incorporates  FY2006 figures. In FY ending 2002, Topps had $159 million of cash and cash  equivalents and no long-term debt. Over the past five years, Topps has averaged $119 million of cash and cash equivalents and no long-term  debt.  During this same time period  interest  rates have been at historical lows.

         At the end of FY2006, Topps had over $81 million in Cash and Short Term
         Investments on its balance sheet. This figure represented approximately
         24% of Topps' equity market value immediately prior to the announcement by Pembridge of its  intention to solicit  proxies.  The Cash and Short
         Term Investments  earned an after tax return of  approximately  3.1% in
         FY2006,  a result  similar  to  FY2005.  These  results  are  obviously considerably below appropriate  returns for equity investors and a poor use of their capital.

SCHEDULE 13D FILED MAY 19, 2006

   17.   Please note that the May 19 joint filing  agreement was attached to the
         Schedule 13D and may be found on pages 23-26 thereof.  Please also note that the  Committee  has been advised that the May 1 letter  agreement, the terms and provisions of which are fully described in Item 6, is not required  to be  attached  as an  exhibit  under Item 7.  However,  the
         Committee will  re-consider  attaching the May 1 letter agreement as an exhibit  when it drafts and files its  Amendment  No. 1 to Schedule 13D when such filing is otherwise required to be made with the Commission.

                                                                       Exhibit A

500557-1
                       PEMBRIDGE VALUE OPPORTUNITY FUND LP
                          708 THIRD AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 557-6150

                                                                  April 25, 2006

BY FACSIMILE AND BY HAND
Mr. Leon J. Gutmann
The Topps Company, Inc.
One Whitehall Street
New York, New York 10004

         Re:      NOTICE OF INTENTION TO PRESENT BUSINESS AND NOMINATIONS

Dear Mr. Gutmann:

         The undersigned, a Delaware limited partnership (the "Proponent"), is a stockholder of The Topps Company,  Inc., a Delaware corporation (the "Company"), and holds of record 100 shares of Common Stock, par value $.01 per share, of the
Company (the "Common Stock") as of the date hereof.  The Proponent  beneficially owns  327,900  shares of Common  Stock as of the date  hereof.  The  undersigned hereby  notifies  the  Assistant  Secretary  of the Company in  accordance  with
Article III,  Section 3 of the Company's  Restated  Bylaws (the "Bylaws") of the
undersigned's  intent  to  nominate  three  persons  for  directorships  at  the
Company's 2006 Annual Meeting of Stockholders  (the "2006 Annual  Meeting").  In
addition,  the  undersigned  hereby  notifies  the  Secretary  of the Company in accordance  with  Article  II,  Section 4 of the Bylaws  that at the 2006 Annual
Meeting it intends to bring  before the 2006 Annual  Meeting  amendments  to the
By-laws and Certificate of Incorporation of the Company, as described herein.

A.       DESCRIPTION  OF THE  NOMINATIONS  AND THE BUSINESS TO BE BROUGHT BEFORE
         THE 2006 ANNUAL  MEETING;  MATERIAL  INTEREST IN SUCH  BUSINESS AND THE
         REASONS THEREFOR

         The  Proponent  intends to  nominate a slate of nominees to replace all three of the  directors  whose  terms  expire at the 2006  Annual  Meeting  (the
"Director Nominations").

         In  addition,  at the 2006 Annual  Meeting,  the  Proponent  intends to present and have voted upon and approved by the  stockholders of the Company the
following   amendments  (the  "COI  Amendments"),   to  the  Company's  Restated
Certificate of Incorporation ("COI") pursuant to Article ELEVENTH of the COI:

         ARTICLE  FIFTH OF THE COI SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY
TO READ AS FOLLOWS:

         "The  business  and affairs of the  Corporation  shall be managed by or under the direction of the Board of Directors.  The  Corporation  shall have nine  Directors,  which number may be changed from time to time in such manner as the By-Laws of the  Corporation  shall provide.  At each annual  meeting  of  stockholders  beginning  the date  hereafter,  all
         Directors  shall stand for  election  and hold office for a term of one year  unless  removed  by  stockholders.  At  any  special  meeting  of stockholders,  directors  may be  removed  with or  without  cause by a majority  of the  stock  represented  and  entitled  to  vote  thereat.
         Directors may be re-elected  any number of times.  Each Director  shall hold  office  until  the  election  and  qualification  of  his  or her successor."

         The reason for the above  amendment is to eliminate the  classification of the Board of  Directors  in order to increase  the Boards  accountability  to stockholders.  Directors who are up for  re-election  only every three years are less likely to be attentive to stockholder  concerns and are thus more likely to
"rubber  stamp"  management  decisions.  The  election of  directors is the most important way stockholders can influence a company's strategic direction.

         ARTICLE EIGHTH OF THE COI SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY
TO READ AS FOLLOWS:

         "Special  meetings  of the  stockholders  of the  Corporation  for  any purpose  or  purposes  may be  called  at any  time  by the  President,
         Chairman of the Board,  the Board of Directors or stockholders  holding in the  aggregate of at least  fifteen  percent  (15%) of all the votes entitled  to be cast on any  issue  proposed  to be  considered  at the special meeting."

         The reason for the above  amendment is in  furtherance  of  stockholder democracy and to give  stockholders the right to call a special meeting in order to allow them to act quickly to protect the value of their investment.

         In  addition,  at the 2006 Annual  Meeting,  the  Proponent  intends to present and have voted upon and approved by the  stockholders of the Company the
following   amendment  (the  "By-Law   Amendment"  and  together  with  the  COI
Amendments,  the  "Amendments")  to the By-Laws  pursuant to Article VIII of the
Bylaws:

         THE FIRST TWO  SENTENCES  OF  ARTICLE  II,  SECTION 3 OF THE  COMPANY'S
RESTATED  BY-LAWS  SHALL BE AMENDED  AND  RESTATED  IN ITS  ENTIRETY  TO READ AS
FOLLOWS:

         "Special  meetings  of the  stockholders  of the  Corporation  for  any purpose  or  purposes,  may be  called  at any  time by the  President,

         Chairman  of the  Board,  a  majority  of the  Board  of  Directors  or
         Stockholders holding in the aggregate of at least fifteen percent (15%)
         of all  the  votes  entitled  to be cast on any  issue  proposed  to be considered at the special meeting."

         The reason for the above  amendment is in  furtherance  of  stockholder democracy and to give  stockholders the right to call a special meeting in order to allow them to act quickly to protect the value of their investment.

B.       INFORMATION REGARDING THE NOMINEES

         As stated above, the Proponent is hereby providing notice of its intent to nominate the  following  persons as  candidates  to stand for election to the
Board of Directors of the Company (the "Nominees"):

         (1) Timothy E. Brog

         (2) John J. Jones

         (3) Eric S. Newman

         It is the  Proponent's  intention  that all of the  Nominees  stand for election to replace the three Company  directors  whose terms expire at the 2006
Annual  Meeting.  If the  Company's  Board  fixes the number of  nominees  to be elected  for terms  expiring in 2006 at other than three,  the  Proponent  shall adjust the number of its Nominees accordingly.

         In  accordance  with  Article III,  Section 2 of the Bylaws,  set forth below  is (a) as to each  Nominee  (i)  the  name,  age,  business  address  and residence address, (ii) the principal occupation or employment,  (iii) the class or series and number of shares of capital  stock of the Company  which are owned beneficially or of record,  (iv) any other  information  relating to each of the
Nominees  that is  required  to be  disclosed  in  solicitations  of proxies for election of directors in an election contest, or is otherwise required,  in each case pursuant to Regulation  14A under the  Securities  Exchange Act of 1934, as amended  (the  "Exchange  Act"),  and Rule  14a-11  thereunder  (including  such person's  written consent to being named in the proxy statement as a nominee and to serving as a director if elected);  and (b) with respect to the Proponent (i)
the name and record  address of such  stockholder,  (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of  record by such  stockholder,  (iii) a  description  of all  arrangements  or understandings  between such stockholder and each Nominee, (iv) a representation that the  stockholder  intends to appear in person or by proxy at the meeting to propose such business or nomination,  and (v) other information relating to suck stockholder that would be required to be disclosed in a proxy statement or other filings  required to be made in  connection  with  solicitations  of proxies for election of  directors  pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

1.       CONSENTS OF EACH NOMINEE TO NOMINATION

         See Exhibits 1-A through 1-C attached hereto.

2.       NAME, AGE AND BUSINESS ADDRESS

Name              Age    Business Address                   Residence Address
----              ---    ----------------                   -----------------

Timothy E. Brog    42    Pembridge Capital Management LLC   2 Coventry Lane
                         708 Third Avenue, 22nd Floor       Riverside, CT 06878
                         New York, New York 10017

John J. Jones      39    350 West 50th Street               350 West 50th Street
                         New York, NY 10019                 New York, NY 10019

Eric S. Newman     39    Hoopeston Foods, Inc.              1224 Kenton Road
                         7301 North Cicero Avenue           Deerfield, IL 60015
                         Lincolnwood, IL 60712

3.       PRINCIPAL OCCUPATIONS OR EMPLOYMENT

Name                    Principal Occupation or Employment
----                    ----------------------------------

Timothy E. Brog         Portfolio Manager of Pembridge Value Opportunity Fund LP

John J. Jones           Attorney

Eric S. Newman          President of Hoopeston Foods, Inc.

4.       CLASS AND  NUMBER OF SHARES  HELD OF RECORD AND  BENEFICIALLY  OWNED BY
         EACH NOMINEE AS OF THE DATE OF THIS NOTICE

         The class of shares of the Company's capital stock  beneficially  owned by each of the  persons  listed  below as of the date of this  Notice  is Common
Stock.

                                          Number of Shares        Number of Shares           Percent
Name                                      Held of Record          Beneficially Owned         of Class
----                                      --------------          ------------------         --------

Timothy E. Brog                                 100(1)                349,841(2)                 *
Pembridge Value Opportunity Fund LP
708 Third Avenue
New York, New York 10017

John J. Jones                                     0                         0                    *
350 West 50th Street
New York, New York 10019

Eric S. Newman                                    0                         0                    *
Hoopeston Foods, Inc.
7301 North Cicero Avenue
Lincolnwood, IL 60712

*   Less than one percent

5.       OTHER INFORMATION REQUIRED BY THE PROXY RULES REGARDING EACH NOMINEE

         Other  information  regarding each Nominee that would be required to be included  in a Proxy  Statement  on  Schedule  14A  under  the  Exchange  Act in connection with the  solicitation of proxies for the election of the Nominees is set forth below. Please see Annex A hereto for additional  information regarding the Nominees required by Regulation 14A under the Exchange Act.

               ITEM 5 - INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

               (b)  See Sections B.2., B.3. and B.4. above and Annex A hereto.

---------------------------

                  (1) Includes 100 shares of Common Stock (the "Proponent Record
               Shares")  held of record by the  Proponent.  Mr. Brog is the sole
               Manager of the Proponent  and has the sole power to vote,  direct the voting of,  dispose  of and  direct  the  disposition  of the
               Proponent Record Shares.

                  (2) Includes  327,900  shares of Common Stock (the  "Proponent
               Shares") beneficially held by the Proponent. Mr. Brog is the sole
               Manager of the Proponent  and has the sole power to vote,  direct the voting of,  dispose  of and  direct  the  disposition  of the
               Proponent Shares.

                                       10

         To the best of the knowledge of the participants and their  associates, none has been,  within the past year, a party to any  contract,  arrangement  or understanding  with any person with  respect to any  securities  of the Company, including but not limited to joint ventures,  loan or option arrangements,  puts or calls,  guarantees against loss or guarantees of profits,  division of losses or profits, or the giving or withholding of proxies.

         Other than as set forth above,  no  participant  or associate  owns any securities of the Company of record but not beneficially.

         None of the participants owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company.

         None  of  the  participants  and  none  of  their  associates  has  any arrangement  or  understanding  with any person  with  respect to (i) any future employment with the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates may be a party.

         No family relationships exist among the Proponent's Nominees or between any Company director or executive officer and any of the Proponent's Nominees.

         The  Proponent  reserves  the  right to  retain  one or more  financial advisors  and  proxy  solicitors,  who  may  be  considered  participants  in  a solicitation under Regulation 14A of the Exchange Act.

               ITEM 6 - VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

               (d)  The information  required by Item 403 of Regulation S-K with respect to each such  Nominee  is set forth in Section  B.4.
                    above and Annex A hereto.

                                       11

               ITEM 7 - DIRECTORS AND EXECUTIVE OFFICERS

               (a)  The  information  required by  Instruction  4 to Item 103 of
                    Regulation  S-K with  respect  to each such  Nominee  is set forth below:

                    No  Nominee  is  involved  in  any  material  pending  legal proceedings with respect to the Company.

               (b)  The  Information  required by Items 401,  404(a) and (c) and
                    405 of  Regulation  S-K with respect to each such Nominee is set forth below:

               ITEM 401:

               (a)  Identification  of  Directors.  The  names  and  ages of the
Nominees  who are not  directors  of the  Company as of the date  hereof are set forth above under Section B.2. above.  There is no arrangement or  understanding between any such Nominee and any other person  pursuant to which he was or is to be selected as a Nominee or director.  None of the Nominees  currently holds any position or office with the Company or has ever served  previously as a director of the Company.

               (d)  Family  Relationships.  No family  relationships exist among the Proponent's  Nominees or between any Company  director or executive  officer and any of the Proponent's Nominees.

               (e)  Business   Experience.   The  principal  occupation  of  the
Nominees are set forth above under Section B.3. The business  experience of each of the Nominees during the past five years is as follows:

Name                            Business Experience During Past Five Years
----                            ------------------------------------------

Timothy E. Brog            Mr. Brog is the Portfolio  Manager of Pembridge Value
                           Opportunity  Fund  LP  since  2004  and  has  been  a
                           Managing Director of The Edward Andrews Group Inc., a
                           boutique  investment  bank,  since 1996. From 1989 to
                           1995,  Mr. Brog was a  corporate  finance and mergers
                           and  acquisition  associate of the law firm  Skadden,
                           Arps, Slate,  Meagher & Flom LLP. Mr. Brog received a
                           Juris Doctorate from Fordham University School of Law
                           in 1989 and a BA from Tufts University in 1986.

                                       12

John J. Jones              Mr. Jones was Senior Vice President,  General Counsel
                           and Corporate  Secretary  for Argosy  Gaming  Company
                           from  January  2004 to the sale of Argosy in  October
                           2005.  Between  December 2002 and January  2004,  Mr.
                           Jones   served  as   outside   counsel   to   various
                           businesses,  and was Managing  Director of The Edward
                           Andrews Group Inc., a boutique  investment  bank, and
                           Vice Chairman and General  Counsel of Legal Advantage
                           Services,  Inc. From July 1998 to December  2002, Mr.
                           Jones was Executive Vice  President,  General Counsel
                           and  Corporate   Secretary  of  RCN  Corporation,   a
                           telecommunications   company,   and   held  the  same
                           positions  from July 1998 until  January  2001,  with
                           Commonwealth   Telephone    Enterprises,    Inc.,   a
                           telecommunications  company.  From  January  1996  to
                           December  1997,  Mr.  Jones  was Vice  President  and
                           General Counsel of Designer Holdings Ltd. Previously,
                           he was an attorney with the law firm  Skadden,  Arps,
                           Meagher & Flom in New York City.

Eric S. Newman             Mr. Newman is a co-founder of Hoopeston Foods,  Inc.,
                           a diversified food processing  company,  and has been
                           its  President  since 2004 and General  Counsel since
                           its  founding in 1995.  Mr.  Newman has  operated the
                           Chicago  office of Holding  Capital  Group,  Inc.,  a
                           private investment firm, since 2001, and been engaged
                           in the private practice of law since 1991. Mr. Newman
                           received   a  Juris   Doctorate   from   Northwestern
                           University  School  of Law in 1991 and a BBA from the
                           University of Michigan in 1988.

         To the best knowledge of the participants  and associates,  none of the corporations or organizations set forth above are a parent,  subsidiary or other affiliate of the Company.

         None of the  Nominees  is a  director  of any  company  with a class of securities  registered  pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) thereof, or any registered  investment company under the Investment Company Act of 1940:

               (f)  Involvement in Certain Legal Proceedings.

         None of the  Nominees  has been the  subject  of any  order,  action or proceeding or otherwise  involved in any of the events of the type  described in
Item 401(f).

                                       13

               Item 404(a):

         Since the  beginning of the  Company's  last fiscal  year,  none of the
Nominees or any member of their immediate  families had any material interest in any  transaction,  or has any material  interest in a proposed  transaction,  to which the Company or any  subsidiary  of the Company was or is to be a party and in which the amount involved exceeded $60,000:

               Item 404(c):

         None of the Nominees or any member of their immediate families has been indebted  to the  Company  or any of its  subsidiaries  at any  time  since  the beginning of the Company's last fiscal year in an amount in excess of $60,000.

               Item 405:

         Not applicable.

         (c)   The  information  required by Item 404 (b) of Regulation S-K with respect to each such Nominee is set forth below:

         None of the  Nominees has or has had during the  Company's  last fiscal year any relationship with the Company or its subsidiaries of the type described in Item 404(b) of Regulation S-K.

ITEM 8 - COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The information  required by Item 402 of Regulation S-K with respect to each such Nominee and their associates is set forth below:

         No Nominee has received any compensation from the Company.

C.       INFORMATION REGARDING THE PROPONENT

         1.    NAME AND RECORD ADDRESS OF THE PROPONENT

Name                                         Record Address
----                                         --------------

Pembridge Value Opportunity Fund LP          708 Third Avenue, 22nd Floor
                                             New York, New York 10017

                                       14

         2.    THE  CLASS  AND  NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  THE
               PROPONENT AS OF THE DATE OF THIS NOTICE

         The class of shares of the Company's capital stock  beneficially  owned by the persons listed below as of the date of this Notice is Common Stock.

                                         Number of Shares     Number of Shares
Name                                     Held of Record       Beneficially Owned
----                                     --------------       ------------------

Pembridge Value Opportunity Fund LP(3)        100                  327,900

3.                         REPRESENTATION OF THE PROPONENT

         By  executing  this  Notice  of  Intention  to  Present   Business  and
Nominations,  the Proponent  thereby  represents (i) it is a holder of record of stock of the Company entitled to vote at the 2006 Annual Meeting,  (ii) that the
Proponent  intends to appear in person or by proxy at the 2006 Annual Meeting to nominate  the  Proponent's  nominees  and to propose  the  Amendments  and (iii)
intends to (a) deliver a proxy  statement  and/or form of proxy to holders of at least the  percentage of the  Company's  outstanding  capital stock  required to approve or adopt the  Amendments  or elect the  nominees  and/or  (b)  otherwise
solicit  proxies  from   stockholders  in  support  of  the  Amendments   and/or
nominations.

4.       DESCRIPTION OF ALL ARRANGEMENTS  BETWEEN THE PROPONENT AND THE NOMINEES
         AND OTHER PERSONS PURSUANT TO WHICH NOMINATIONS ARE BEING MADE

         None

5. OTHER INFORMATION REQUIRED BY THE PROXY RULES REGARDING THE
         PROPONENT

         Such other information  regarding the Proponent as would be required to be  included in a Proxy  Statement  on Schedule  14A under the  Exchange  Act in connection  with the  solicitation of proxies for the adoption of the Amendments described  herein and the election of the  Proponent's  nominees is set forth on
Annex A hereto.  Please see Annex A hereto and  Section B. above for  additional information  regarding  the  Proponent  required  by  Regulation  14A  under the
Exchange Act.

         The Proponent  requests  written  notice as soon as  practicable of any alleged defect in this Notice of Intention to Present  Business and  Nominations
and  reserves  the  right,  following  receipt  of any such  notice,  to  either

---------------------------

         (3)   Mr. Brog is the sole  Manager of the  Proponent  and has the sole power to vote,  direct the voting of,  dispose of and direct the  disposition of the Proponent Shares. Excluding the Proponent Shares, Mr. Brog is the beneficial owner of 21,941 shares of Common Stock.

                                       15

challenge,  or attempt as soon as practicable to cure, such alleged defect.  The
Proponent  reserves the right to give further  notice of additional  business or nominations  to be conducted or made at the 2006 Annual Meeting or other meeting of the Company's stockholders,  to revise the Amendments or nominations describe herein,  or not to  present  any one or more of the  Amendments  or  nominations described herein.

         The Proponent agrees to furnish such other  information with respect to the  Nominees as may  reasonably  be required  by the Company to  determine  the eligibility of any such Nominee to serve as a director of the Company.

         Nothing  herein shall be deemed to be an admission  that the Proponent, the Nominees or the beneficial  owners of any of the shares of Common Stock held of  record  by any  participants  in any  proxy  solicitation  by the  Proponent pursuant to Regulation  14A under the Exchange Act,  constitute a "group" within the meaning of Section  13(d) of the Exchange  Act or the rules and  regulations thereunder or of any provision of the DGCL.

         Please direct any questions regarding the information contained in this
Notice of  Intention  to Present  Business and  Nominations  to Pembridge  Value
Opportunity Fund LP, 708 Third Lexington Avenue,  22nd Floor, New York, New York
10017, (212) 557-6150 (Phone), (212) 557-6140 (Facsimile).

         In witness  whereof,  the Proponent has caused this Notice of Intention to Present  Business  and  Nominations  to be duly  executed on this 25th day of
April, 2006.

                                             PEMBRIDGE VALUE OPPORTUNITY FUND LP

                                             By: /s/ Timothy E. Brog
                                                 -------------------------------
                                                 Timothy E. Brog
                                                 Portfolio Manager

                                       16

ANNEX A

               INFORMATION CONCERNING CERTAIN DIRECTORS, OFFICERS,
              EMPLOYEES AND OTHER REPRESENTATIVES OF THE PROPONENT

         The following is a summary of all  transactions in Company Common Stock by the Participants over the last two years.

         Transactions in the Company's Common Stock by Timothy E. Brog:

DATE OF TRANSACTION            NATURE OF TRANSACTION            NUMBER OF SHARES

     04/29/05                          Buy                           8,000
     05/06/05                          Buy                             200
     05/13/05                          Buy                           6,800
     12/16/05                          Buy                           2,941
     12/19/05                          Buy                           2,000
     04/11/06                          Buy                           2,000

                                       17

Exhibit 1-A

Consent to Serve as Director of The Topps Company, Inc.

To: Assistant Secretary of The Topps Company, Inc.

         The undersigned hereby consents (i) to be nominated for election to the
Board of  Directors of The Topps  Company,  Inc.,  a Delaware  corporation  (the
"Company"), (ii) to serve as a director of the Company, if he is duly elected by the stockholders  thereof,  and (iii) to the reference to his or her name in the
Proxy  Statement  of Pembridge  Value  Opportunity  Fund LP, and any  amendments thereto,  in  connection  with the 2006 Annual  Meeting of  Stockholders  of the
Company, as a person nominated to serve as a director of the Company.

Dated the 24th day of April, 2006

-------------------------
Timothy Brog

                                       18

Exhibit 1-B

Consent to Serve as Director of The Topps Company, Inc.

To: Assistant Secretary of The Topps Company, Inc.

         The undersigned hereby consents (i) to be nominated for election to the
Board of  Directors of The Topps  Company,  Inc.,  a Delaware  corporation  (the
"Company"), (ii) to serve as a director of the Company, if he is duly elected by the stockholders  thereof,  and (iii) to the reference to his or her name in the
Proxy  Statement  of Pembridge  Value  Opportunity  Fund LP, and any  amendments thereto,  in  connection  with the 2006 Annual  Meeting of  Stockholders  of the
Company, as a person nominated to serve as a director of the Company.

Dated the 24th day of April, 2006

-------------------------
John J. Jones

                                       19

Exhibit 1-C

Consent to Serve as Director of The Topps Company, Inc.

To: Assistant Secretary of The Topps Company, Inc.

         The undersigned hereby consents (i) to be nominated for election to the
Board of  Directors of The Topps  Company,  Inc.,  a Delaware  corporation  (the
"Company"), (ii) to serve as a director of the Company, if he is duly elected by the stockholders  thereof,  and (iii) to the reference to his or her name in the
Proxy  Statement  of Pembridge  Value  Opportunity  Fund LP, and any  amendments thereto,  in  connection  with the 2006 Annual  Meeting of  Stockholders  of the
Company, as a person nominated to serve as a director of the Company.

Dated the 24th day of April, 2006

-------------------------
Eric S. Newman

                                                                       Exhibit B

   Date         Open        High        Low       Close      Volume     Adj. Close*
 1-Nov-05       7.23         7.3       7.14        7.29       62300        7.21
31-Oct-05       7.09        7.31       7.09        7.28      144800         7.2
28-Oct-05       7.27        7.32        7.1        7.11      128800        7.04
27-Oct-05       7.23        7.27       7.04        7.19      173300        7.12
26-Oct-05       7.37        7.49       7.25         7.3      178500        7.22
25-Oct-05       7.36        7.37       7.18        7.33      151900        7.25
24-Oct-05       7.43        7.44        7.3        7.38       98000         7.3
21-Oct-05        7.3         7.4       7.22        7.36      108300        7.28
20-Oct-05       7.52        7.66       7.27        7.35       93500        7.27
19-Oct-05       7.25        7.66       7.17        7.52      228600        7.44
18-Oct-05        7.4         7.4        7.3        7.35      132900        7.27
17-Oct-05       7.67        7.67       7.34        7.41      177300        7.33
14-Oct-05       7.73        7.73       7.56        7.64      198700        7.56
13-Oct-05       7.67        7.75        7.6         7.7      182600        7.58
12-Oct-05       7.77        7.85       7.66        7.69      464300        7.57
11-Oct-05       7.94        7.99       7.77        7.79      545200        7.67
10-Oct-05       7.92        7.95       7.78        7.87       99000        7.75
 7-Oct-05          8        8.06       7.84        7.85       82800        7.73
 6-Oct-05       7.81        7.99       7.81        7.91      150000        7.79
 5-Oct-05       7.95        8.11        7.8         7.9      230500        7.78
 4-Oct-05       8.07         8.1       7.86        7.97      212900        7.85
 3-Oct-05       8.19        8.22       8.04        8.04      128200        7.92
30-Sep-05       8.16        8.28       8.05        8.21      180000        8.08
29-Sep-05       8.39        8.39       8.15        8.22      171900        8.09
28-Sep-05       8.55        8.61        8.2        8.27      277300        8.14
27-Sep-05       8.09        8.45       8.01        8.04       79100        7.92
26-Sep-05       8.13        8.32       8.08        8.15      124100        8.02
23-Sep-05       8.11         8.3        8.1        8.17      115100        8.04
22-Sep-05       8.14        8.31       8.03        8.13      103700           8
21-Sep-05       8.26        8.27        8.1        8.16       82300        8.03
20-Sep-05       8.41        8.54       8.26        8.27       89700        8.14
19-Sep-05       8.69         8.7        8.4         8.4      143000        8.27
16-Sep-05       8.58        8.74       8.38        8.67      302300        8.54
15-Sep-05       8.33        8.54       8.18        8.52      149500        8.39
14-Sep-05       8.56        8.59       8.33        8.33      319500         8.2
13-Sep-05       8.82        8.91       8.47        8.56      336700        8.43
12-Sep-05       9.73        9.74       8.73        8.92      654000        8.78 Confirmation of end of sale process.
 9-Sep-05        9.7        9.81       8.97        9.71      469600        9.56
 8-Sep-05      10.09       10.09       9.45       10.05      191300        9.89
 7-Sep-05      10.24       10.24        9.9       10.16       77900          10
 6-Sep-05       9.97       10.29       9.97       10.24      155200       10.08
 2-Sep-05      10.06        10.2      10.01       10.01       76600        9.86
 1-Sep-05       10.1       10.37       10.1       10.16       79600          10
31-Aug-05      10.17       10.32      10.08       10.26       45900        10.1
30-Aug-05      10.09       10.17      10.02       10.09      171400        9.93
29-Aug-05       10.1       10.17      10.04       10.17      128900       10.01
26-Aug-05      10.26       10.39      10.08       10.25      106100       10.09

                                       20

25-Aug-05      10.26       10.38      10.26       10.33       89000       10.17 Rumors began of end of sale process
24-Aug-05      10.23        10.5      10.23       10.35       62100       10.19
23-Aug-05      10.33       10.42      10.19       10.33       83300       10.17
22-Aug-05      10.34       10.41      10.24       10.41       62300       10.25
19-Aug-05      10.18       10.32      10.18       10.25       43400       10.09
18-Aug-05       10.2       10.37      10.15       10.23       76000       10.07
17-Aug-05      10.25       10.28      10.06       10.25      150700       10.09
16-Aug-05      10.29       10.42       10.2       10.31      104000       10.15
15-Aug-05      10.49       10.51      10.21       10.32       91600       10.16
12-Aug-05      10.55       10.74      10.35       10.54      155800       10.38
11-Aug-05       10.5        10.7      10.45        10.6      141300       10.44
10-Aug-05      10.36       10.67      10.36       10.58      196000       10.42
 9-Aug-05      10.27       10.43      10.22       10.41      171100       10.25
 8-Aug-05       10.1       10.26      10.08       10.26       89900        10.1
 5-Aug-05       10.2        10.2      10.07        10.1      170700        9.94
 4-Aug-05      10.15       10.19      10.05       10.17      122500       10.01
 3-Aug-05      10.14       10.25       10.1       10.21       70400       10.05
 2-Aug-05       10.2       10.32       10.2       10.25       58900       10.09
 1-Aug-05       10.2       10.36      10.15       10.27      107000       10.11
29-Jul-05      10.33       10.49      10.15       10.26       75400        10.1
28-Jul-05       10.1        10.3      10.04        10.3      112500       10.14
27-Jul-05      10.12       10.55      10.07       10.14      111300        9.98
26-Jul-05       10.1       10.38      10.05       10.24      108400       10.08
25-Jul-05      10.39       10.65       10.1       10.15      117400        9.99
22-Jul-05         10       10.47         10       10.47       75000       10.31
21-Jul-05      10.17       10.38      10.02       10.03      124100        9.88
20-Jul-05       10.1       10.34      10.02       10.24       61100       10.08
19-Jul-05      10.11       10.33      10.07       10.18       75000       10.02
18-Jul-05      10.11       10.22      10.08       10.15       99500        9.99
15-Jul-05      10.01       10.23         10       10.17      192000       10.01
14-Jul-05      10.34       10.36      10.04        10.1      127400        9.94
13-Jul-05       10.3        10.3       9.99        10.2       85400          10
12-Jul-05      10.16       10.44      10.15       10.23       59600       10.03
11-Jul-05      10.15       10.31       9.95       10.25      111000       10.05
 8-Jul-05       9.94       10.08       9.93       10.05      138100        9.86
 7-Jul-05      10.05       10.33       9.97          10      115700        9.81
 6-Jul-05      10.17       10.55      10.01       10.25      110700       10.05
 5-Jul-05       9.94       10.26       9.94       10.26      120900       10.06
 1-Jul-05       9.95       10.22       9.92       10.02       92600        9.83
30-Jun-05      10.28       10.34         10       10.03       94600        9.84
29-Jun-05      10.42       10.42      10.01       10.25      194600       10.05
28-Jun-05         10       10.87       9.75        10.5      415800        10.3
27-Jun-05      10.62       10.77       10.3        10.5      108900        10.3
24-Jun-05      10.26       10.71      10.26       10.61      215700       10.41
23-Jun-05      10.73       10.81      10.26       10.27      131800       10.07
22-Jun-05      11.03       11.04      10.61       10.81      120900        10.6
21-Jun-05      10.59       11.18      10.56       10.94      351200       10.73
20-Jun-05      10.65       11.16      10.62       10.66     1108500       10.45

                                       21

17-Jun-05       9.64       10.43       9.64       10.21      288100       10.01
16-Jun-05        9.7       10.04       9.65       10.04      141200        9.85
15-Jun-05       9.45        9.77       9.25        9.77      240500        9.58
14-Jun-05       9.33        9.47       9.33         9.4       82400        9.22
13-Jun-05        9.3        9.45        9.3         9.4      117400        9.22
10-Jun-05       9.05        9.37       9.05        9.35      193500        9.17
 9-Jun-05       9.14        9.15       8.86        9.05       87600        8.88
 8-Jun-05       9.21        9.35       9.13        9.17       82200        8.99
 7-Jun-05       9.03        9.21       8.98         9.1       83400        8.92
 6-Jun-05       8.99        9.09       8.93        8.97       80100         8.8
 3-Jun-05        9.1        9.25       8.93           9      129000        8.83
 2-Jun-05       9.25        9.39       9.03        9.09      212600        8.91
 1-Jun-05       9.31        9.44       9.15         9.2      115300        9.02
31-May-05        9.2        9.44       9.15        9.32       97800        9.14
27-May-05       9.25         9.4       9.25         9.3       73300        9.12
26-May-05       9.17        9.44       9.17        9.34       82600        9.16
25-May-05       9.27        9.37       9.22        9.22       66800        9.04
24-May-05       9.53        9.53       9.31        9.31       56700        9.13
23-May-05       9.27         9.5       9.24        9.42       87400        9.24
20-May-05       9.32        9.35       9.27         9.3       67800        9.12
19-May-05       9.24        9.31       9.22        9.24       36000        9.06
18-May-05       9.18        9.65       9.18         9.3      153400        9.12
17-May-05       8.85        9.35       8.84        9.25      111800        9.07 Confirmation by Topps of sale process
16-May-05       8.47        8.99       8.47        8.94      151500        8.77
13-May-05       8.56        8.66       8.43        8.47      107500        8.31

                                       22

                                 ACKNOWLEDGMENT

         In  connection  with  responding  to the  comments  of the Staff of the
Securities and Exchange  Commission  ("SEC")  relating to the Preliminary  Proxy
Statement  filed on form PREC 14A on May 18, 2006 (the "Proxy  Statement"),  the
Additional  Soliciting  Materials  filed  May  16,  18,  19 and  22,  2006  (the
"Soliciting  Materials")  and  Schedule  13D  filed  May 19,  2006  (the  "13D")
(collectively,   the  "Proxy  Statement  and  Related  Filings"),  each  of  the undersigned acknowledges the following:

         o        The  undersigned is responsible  for the adequacy and accuracy of the disclosure in the Proxy  Statement and Related  Filings relating to such participant.

         o        The Staff's  comments or changes to  disclosure in response to
                  Staff  comments in the Proxy  Statement  and  Related  Filings reviewed by the Staff do not foreclose the SEC from taking any action  with  respect  to  the  Proxy  Statement  and  Related
                  Filings.

         o        The  undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            PEMBRIDGE CAPITAL MANAGEMENT LLC

                                            By: /s/ Timothy E. Brog
                                                --------------------------------
                                                Name: Timothy E. Brog
                                                Title: President

                                            PEMBRIDGE VALUE OPPORTUNITY FUND LP

                                            By: /s/ Timothy E. Brog
                                                --------------------------------
                                                Name: Timothy E. Brog
                                                Title: Portfolio Manager

                                            /s/ Timothy E. Brog
                                            -------------------------------------
                                            TIMOTHY E. BROG

                                            CRESCENDO PARTNERS II L.P., SERIES Y

                                            By: Crescendo Investments II, LLC
                                                its General Partner

                                            By: /s/ Eric Rosenfeld
                                                --------------------------------
                                                Name: Eric Rosenfeld
                                                Title: Managing Member

                                            CRESCENDO INVESTMENTS II, LLC

                                            By: /s/ Eric Rosenfeld
                                                --------------------------------
                                            Name:  Eric Rosenfeld
                                            Title: Managing Member

                                       23

                                            CRESCENDO ADVISORS LLC

                                            By: /s/ Eric Rosenfeld
                                                --------------------------------
                                            Name: Eric Rosenfeld
                                            Title: Managing Member

                                            /s/ Eric Rosenfeld
                                            -------------------------------------
                                            ERIC ROSENFELD

                                            /s/ Arnaud Ajdler
                                            -------------------------------------
                                            ARNAUD AJDLER

                                            /s/ John J. Jones
                                            -------------------------------------
                                            JOHN J. JONES

                                       24